SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:	☒	Form 40-F:	☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:	☐	No:	☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:	☐	No:	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:	☐	No:	☒

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company with authorized capital

Extraordinary General Shareholders’ Meeting

Call Notice

The shareholders are hereby convened to attend an Extraordinary General Shareholders’ Meeting of the Company, to be held at 11:00 A.M. on September 11, 2008, at the Company’s head office, located at Av. Roque Petroni Junior, 1464 – ground floor (Auditorium), Morumbi, in the City of São Paulo, State of São Paulo, to act upon the following agenda:

(1)
To ratify the wording of article 5 of the Bylaws of the Company, as proposed by the Board of Directors during the meeting held on May 26, 2008, the date on which the capital increase of the Company was confirmed;

(2)
To vote on the Board’s proposal for a reverse split of the 1,474,077,420 registered book-entry shares of the Company, with no par value, in the ratio of 4 (four) shares to 1 (one) share of each respective class, resulting in 368,519,356 registered book-entry shares, without par value, of which 134,150,345 are common shares and 234,369,011 are preferred shares, as provided in article 12 of Law 6,404/76, with the consequent amendment of article 5 of the Bylaws of the Company;

(3)
To vote, as a consequence of the proposal of the reverse split of shares, on the proposal for amendment of article 4 of the Bylaws of the Company, to reduce the limit of the authorized capital, which is currently of 3,000,000,000 (three billion) shares, to 750,000,000 (seven hundred and fifty million) shares;

(4)	To ratify the appointment of Mr. Luís Miguel da Fonseca Pacheco de Melo as a member of the Board of Directors, as decided by the Board on August 26, 2008.

GENERAL INSTRUCTIONS:

a)          The powers of attorney granted by the shareholders of the Company for representation at the meeting must be deposited at the Company’s head office located at Av. Roque Petroni Júnior, 1464, 3rd floor, B side, Morumbi, in the City of São Paulo, State of São Paulo (Legal Department), at least 48 hours before the Extraordinary Shareholders Meeting.

b)          The shareholders of the Company that are part of the Fungible Custody of Registered Shares of the Stock Exchange that intend to attend the Extraordinary Shareholders Meeting shall deliver a statement at least 48 hours before the Extraordinary Shareholders Meeting, containing their corresponding equity interest in the Company.

c)          The documents and proposals related to the agenda of the Extraordinary Shareholders Meeting referred to in this notice shall be available to the shareholders at the address mentioned in item “a” above, and also at the Company’s website:  www.vivo.com.br/ir - and at BOVESPA’s website:  www.bovespa.com.br.

São Paulo, August 27, 2008

Luis Miguel Gilperez Lopez
Chairman of the Board of Directors

VIVO PARTICIPAÇÕES S.A. Publicly-held company Taxpayer’s number 02.558.074/0001-73 Registration nr. 35.3.001.587.9-2 CVM No. 1771-0

NOTICE OF MATERIAL FACT

REVERSE SPLIT OF SHARES

Vivo Participações S.A. (“Vivo Part” or “Company”), (BOVESPA: VIVO3 (Common), VIVO4 (Preferred), NYSE: (VIV), announces that the Board of Directors of the Company, in a meeting held on August 26, 2008, decided to call an extraordinary general shareholders’ meeting, which call notice will be published on August 27, 28 and 29 of 2008, to submit to shareholders for approval a proposal for a reverse split of the 1,474,077,420 registered book-entry shares, without par value, of the Company, of which 536,601,378 are common shares and 937,476,042 are preferred shares, in the ratio of 4 (four) shares to 1 (one) share of each respective class. After such reverse split, the capital stock of Vivo Part shall be 368,519,356 registered book-entry shares, without par value, of which 134,150,345 are common shares and 234,369,011 are preferred shares. The reverse split is being made in accordance with article 12 of Law No. 6,404/76.

In compliance with Instruction No. 358, of January 3, 2002 as amended, the Company informs the general characteristics of the reverse split of shares:

I. Purposes:

•	To adjust the quotation value of the Company’s shares to a more adequate level from a stock market perspective;

•	To reduce the operational costs and increase the efficiency of the information to the shareholders;

•	To improve the efficiency of the share registry systems, controls and information reports of the Company;

•	To line up the value per share and American Depositary Receipt (“ADR”) of the Company to the parameters negotiated with the stock markets in Brazil and in New York.

II. Reverse Split Ratio:

Upon approval in the duly summoned Extraordinary General Shareholder’s Meeting to be called, and, after termination of the term referred in item III below, the shares will be reverse split in the ratio of 4 (four) shares to 1 (one) share and shall be traded only by its quotation in units.

III. Term for the Eventual Adjustment of the Positions of the Shareholders:

In the event the transaction is approved by the Extraordinary General Shareholders’ meeting of Vivo Part, a Notice to Shareholders shall be published establishing a minimum term of 30 (thirty) days from the publishing of such Notice, so that each of the shareholders, at his own discretion, may adjust his equity position according to the class of shares he owns, in multiple lots of 4 (four) shares, through negotiation in the São Paulo Stock Exchange - BOVESPA.

The shareholders will be able to adjust their respective positions through the brokers of their preference.

Further procedures:

Once the term established for the adjustment of the shareholders expires, the remaining fractions of shares will be separated, grouped in units, and sold in the auctions to be carried out at BOVESPA until the sale of all remaining fractions.

The proceeds of the sale of the fractions will be kept available to such shareholder owners of these fractions in the Depositary Institution holding Vivo Part’s book-entry shares, Banco ABN Amro Real S.A. (“Banco Real”), and the payment will be made to the respective owners through any of its branches, upon written request. The corresponding amount of the fractions owned by shareholders in custody of the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia - “CBLC”) will be directly credited in CBLC, which shall send it to the shareholders through the custody agents.

Holders of ADRs, negotiated in the United States of America

Simultaneously with the reverse split in the Brazilian market and in the same ratio, the ADRs shall also be reverse split in the U.S. market (New York Stock Exchange - NYSE), in the ratio of 4 ADRs to 1 ADR.

Documents available to the Shareholders

The Minutes of the Meeting of the Board of Directors of Vivo Part that approved the transaction and this Notice of Material Fact are available to the interested parties at the Company’s Investors Relations Office, located at Av. Dr. Chucri Zaidan, 860, 4th floor, wing A, Morumbi, São Paulo, SP, such documents are also available at the Investors Relations website - www.vivo.com.br/ir - and at BOVESPA’s website - www.bovespa.com.br.

Further information with respect to the reverse split transaction is available at Banco Real’s website – www.bancoreal.com.br – and at any branch of Banco Real.

2

As a result of the reverse split of shares, the authorized capital of Vivo Part shall also be adjusted in the same proportion, being reduced from 3 billion shares to 750 million shares, with the consequent adjustment of its Bylaws.

São Paulo, August 26, 2008.

Ernesto Gardelliano
Investor Relations Officer
Vivo Participações S.A.

VIVO – Investor Relations
Tel.: + 55 11 7420.1172
E-mail: ri@vivo.com.br
Information disclosure: www.vivo.com.br/ir

This notice of material fact contains forecasts of future events. Such forecasts are not statements of historical fact, and merely reflect the expectations of the company’s management. The terms “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects”, “aims” and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

3

VIVO PARTICIPAÇÕES S/A
Taxpayer’s n. 02.558.074/0001-73  -  Registration n. 35.3.001.587.9-2
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON AUGUST 26, 2008

1.           DATE, TIME AND PLACE: August 26, 2008, at 4:00 PM, at Av. Roque Petroni Junior, 1464, 6th floor, Morumbi, São Paulo - SP, in accordance with the call notice as provided in the Bylaws.

2.           CHAIRMAN AND SECRETARY: Luis Miguel Gilpérez López – Chairman of the meeting; Breno Rodrigo Pacheco de Oliveira – Secretary of the meeting.

3.           ATTENDANCE: The meeting began by taking attendance of the Directors representing the necessary quorum, as set forth in the Bylaws of the Company. Also present was Fabiana Faé Vicente Rodrigues, President of the Board of Auditors, as per article 163, §3rd of Law 6,404/76, to discuss items 4.1 and 4.2 below. The President Director of the Company, Roberto Oliveira de Lima, the Vice Executive President of Finance, Planning and Control, Ernesto Gardelliano, and the representative of Ernst & Young Independent Auditors, Drayton Teixeira de Melo, were also present at the meeting.

4.           AGENDA AND RESOLUTIONS:

4.1         Reverse split of shares: The proposal to reverse split shares was presented to the Board, with the following purposes: (i) adjusting the quotation value of the Company’s shares to a more adequate level from a stock market perspective; (ii)  reducing  the operational costs and increasing the efficiency of information to the shareholders; (iii) improving the efficiency of the share registry systems, controls and information reports of the Company; (iv) lining up the value per share and American Depositary Receipt (“ADR”) of the Company to the parameters negotiated with the stock markets in Brazil and in New York.

It was also proposed that, simultaneously with the reverse split stock in Brazil (in the São Paulo Stock Exchange – BOVESPA), and in the same ratio, the ADRs shall also be reverse split in the New York Stock Exchange (“NYSE”) in the ratio of 4 ADRs to 1 ADR so that the ADRs will continue to be traded in the U.S. market at the rate of 1 share to 1 ADR as from October 17, 2008, the date that the reverse split is effective.

The Board of Directors approved the submission to the Shareholders of the Company for approval, the proposal for the reverse split in the ratio of 4 shares to 1 share of the respective class, without modification of the amount of the capital stock in Brazilian currency. Therefore, the general shareholders meeting shall decide upon the reverse split of 1,474,077,420 registered book-entry shares, without par value, of which 536,601,378 are common shares and 937,476,042 are preferred shares of the Company, in the ratio of 4 shares to 1 share of the respective class, that shall result in 368,519,356 registered book-entry shares, without par value, being 134,150,345 common shares and 234,369,011 preferred shares in compliance with article 12 of Law No. 6,404/76, as well as upon the amendment of article 5 of the Bylaws, that, upon approval and completion, shall read as follows:

VIVO PARTICIPAÇÕES S/A
Taxpayer’s n. 02.558.074/0001-73  -  Registration n. 35.3.001.587.9-2
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON AUGUST 26, 2008

“Art. 5º – The capital stock of the Company subscribed and totally paid in is R$6,710,526,649.56 (six billion, seven hundred and ten million, five hundred and twenty six thousand, six hundred and forty nine reais and fifty six cents), divided into 368,519,356 shares, being 134,150,345 common shares and 234,369,011 preferred shares, all registered book-entry shares, without par value.”

4.2         Adjustment of the authorized capital stock in shares to conform with the referred reverse split stock: As a result of the reverse split of shares, the Board of Directors approved the reduction of the authorized capital stock limit from 3,000,000,00 (three billion) shares to 750,000,000 (seven hundred and fifty million) shares. The proposal to amend the article 4 of the Bylaws of the Company shall be subject to approval by the shareholders at the general shareholders meeting and if approved shall read as follows:

“Art. 4º – The capital stock of the Company may be increased up to 750,000,000 (seven hundred and fifty million) shares, common or preferred, without the need to amend the Bylaws, and the Board of Directors will be the competent body to pass a resolution regarding any increase and the consequent issuance of new shares within the referred limit.”

4.3         Approval to increase capital of TCO IP: The Board of Directors approved the capital increase of the wholly owned subsidiary of the Company, TCO IP S.A., in the amount of R$1,149,832,532.65, to be paid with 7,258,108 common shares and 969,932 preferred shares of the capital stock of Telemig Celular Participações S.A. owned by the Company, with an estimated value of R$1,149,832,532.65, according to the Company’s accounting registers on July 31, 2008. The Members of the Board of Directors agreed that the assignment to TCO IP S.A. of the shares acquired by the Company from Telpart Participações S.A. is being made for the purpose of concentrating in TCO IP S.A. the controlling shares acquired from Telpart, as well as the shares acquired by TCO IP S.A. by means of the voluntary tender offers for the acquisition of preferred shares and the mandatory tender offer made as a result of the acquisition of control pursuant to Brazilian law.

The Board of Directors of the Company acknowledged the Appraisal Report issued by KPMG Corporate Finance Ltda. dated August 25, 2008, which indicated that the value of the shares of Telemig Celular Participações S.A owned by the Company is within the range of R$1.096 billion to R$1.211 billion, and approved the document in compliance of article 251, 1st. Paragraph of Law 6,404/76, as the amount estimated to the shares based on the Company’s Balance Sheet of July 31, 2008 is within the range indicated in the appraisal report.

4.4.        The Board of Directors agreed to authorize the management of the Company to take all of the necessary measures to subscribe and pay for the capital increase of TCO IP S.A., including to hire the experts and to approve in the general shareholders meeting of TCO IP S.A, the valuation report of shares of Telemig Celular Participações S.A. in compliance with article 8º of Law 6,404/76, as well as the formalization of the

VIVO PARTICIPAÇÕES S/A
Taxpayer’s n. 02.558.074/0001-73  -  Registration n. 35.3.001.587.9-2
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON AUGUST 26, 2008

transfer of the shares of Telemig Celular Participações S.A. held by the Company to TCO IP S.A. The Board ratified all acts previously taken by the officers of the Company regarding the matter.

4.5.        Approval of the Call Notice for the General Shareholders’ Meeting: The call notice for the extraordinary general shareholders meeting of the Company to resolve about the reverse split was approved and the Board of Officers was authorized to adopt all the necessary measures to carry out the reverse split stock.

4.6.        Acknowledgement of the resignation of Director and replacement: The members of the Board acknowledged the resignation letter executed on July 31, 2008, by João Pedro Amadeu Baptista, who shall no longer be a member of the Board of Directors of the Company. Immediately thereafter, as per article 150 of Law No. 6,404/76 and article 16 of the Bylaws of the Company, the members of the Board elected in replacement Luís Miguel da Fonseca Pacheco de Melo, a Portuguese citizen, married, manager, bearer of Portuguese passport No. H238058, with expiration date March 4, 2015, enrolled with the Taxpayers List (CPF/MF) under No. 233.308.258-55, resident and domiciled in the City of Lisbon, Portugal, with corporate address at Avenida Fontes Pereira de Melo no. 40, CEP 1069-300, to complete the commission term of the replaced member. Luís Miguel da Fonseca Pacheco de Melo represented that he has not been convicted of any of the crimes set forth in the applicable law that disqualify a Board member from executing corporate activities or managing companies, and he executed the declaration required by Instruction CVM No. 367/2002 immediately before the execution of the empowerment term.

The members of the Board expressed their gratitude to João Pedro Amadeu Baptista for his excellent and dedicated contribution to the Company.

4.7         Appointment of the new Vice President of the Board of Directors: The Members of the Board appointed Shakhaf Wine to be the Vice President of the Board of Directors of the Company.

5.           ADJOURNMENT OF THE MEETING: As no matters were left to be discussed, the meeting was adjourned and these minutes, after being drawn up, read and approved, were executed by the Board in attendance and by the Secretary, and, then, registered in the proper corporate book.

Signatures: Luis Miguel Gilpérez López – Chairman of the Board and of the Meeting; Shakhaf Wine, Vice-Chairman of the Board; Ignácio Aller Mallo – member of the Board; Félix Pablo Ivorra Cano, member of the Board; Luiz Kaufmann, member of the Board, Rui Manuel de M. D’Espiney Patrício, member of the Board; José Guimarães Monforte, member of the Board; Antonio Gonçalves de Oliveira member of the Board; and Breno Rodrigo Pacheco de Oliveira - Secretary.

VIVO PARTICIPAÇÕES S/A
Taxpayer’s n. 02.558.074/0001-73  -  Registration n. 35.3.001.587.9-2
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON AUGUST 26, 2008

The present certificate is a true and correct copy of the minutes of the extraordinary meeting of the Board of Directors held on August 26, 2008 and recorded in the proper corporate book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the meeting- OAB/RS nº 45.479

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano

Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.